UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 1, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

 PART I — REGISTRANT INFORMATION

DAVIDsTEA Inc.
(Full Name of Registrant)

N/A

(Former Name if Applicable)

5430 Ferrier

(Address of Principal Executive Office (Street and Number))

Mount-Royal, Québec, Canada, H4P 1M2

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DAVIDsTEA Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended August 1, 2020 (the “Form 10-Q”) within the prescribed time period.

As previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2020, the Company announced that it is implementing a restructuring plan (the “Restructuring Plan”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on July 8, 2020, in order to accelerate its transition to an online retailer and wholesaler of high-quality tea and accessories. That same day, the Company obtained an Initial Order pursuant to the CCAA from the Quebec Superior Court in order to implement the Restructuring Plan (the “Initial Order”).

As previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2020, the United States Bankruptcy Court for the District of Delaware entered an order in favor of the Company under Chapter 15 of the United States Bankruptcy Code on July 9, 2020. The order of the United States Bankruptcy Court provisionally recognized the proceedings under the CCAA and enforced the Initial Order, in effect providing protection to the Company from creditor action against its assets in the United States.

As previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2020, the Company obtained an Amended and Restated Initial Order from the Quebec Superior Court on July 16, 2020, extending to September 17, 2020 the application of the Initial Order. The Amended and Restated Initial Order also dealt with certain administrative matters, particularly with regards to certain lease terminations.

As a result of the facts and circumstances discussed above, the Company’s attention to the Restructuring Plan and proceedings in both the United States and Canada, the preparation and completion of the Form 10-Q has been delayed. Implementation of the Restructuring Plan and related events have resulted in management devoting significant time and attention to ensuring it can continue as a going concern.

The Company intends to file the Form 10-Q as soon as practicable.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank Zitella	888	873-0006
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial results for the three months ended August 1, 2020, the Company anticipates reporting the following significant changes from the three months ended August 3, 2019;

•	Sales for the three month period ended August 1, 2020 are expected to be approximately $23.0 million, as compared to $39.2 million for the corresponding period for the last fiscal year,

•

The Company’s gross profit for the three month period ended August 1, 2020 is expected to be approximately $8.3 million, as compared to $21.8 million for the corresponding period for the last fiscal year, and

•

The Company’s selling, general and administrative expenses for the three month period ended August 1, 2020 are expected to be approximately $7.8 million, as compared to $31.6 million for the corresponding period for the last fiscal year.

The anticipated changes in sales, gross profit and selling, general and administrative expenses were primarily attributable to the closure of our stores, a net reduction in the impairment of property and equipment and right-of-use assets of $4.6 million and certain other expense reduction measures taken by the Company.

The above financial data for the three months ended August 1, 2020 is preliminary and this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not reviewed and does not express an opinion or any other form of assurance with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the three months ended August 1, 2020, and the Company’s final numbers for this data may differ materially from these estimates.

Forward-Looking Statements

This Form 12b-25 includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and there are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”). The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “expects”, “may”, “will”, “should”, “could”, “seeks”, “projects”, “approximately”, “intend”, “plans”, “estimates” or “anticipates” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Form 12b-25 and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our Restructuring Plan, our results of operations, financial condition, liquidity, and prospects.

While we believe these expectations and projections are based on reasonable assumptions, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including the risk factors listed under Item 1A. Risk Factors, as well as other cautionary language in Form 10-K filed with the SEC on June 16, 2020, as well as the additional Risk Factors set out in our Form 10-Q filed with the SEC on July 31, 2020.

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Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the following:

☐	The effects of our Restructuring Plan pursuant to the CCAA in Canada and recognition of the CCAA proceedings in the United States under Chapter 15 of the United States Bankruptcy Code;
☐

Our ability to decrease losses, primarily by optimizing our North American retail footprint and transitioning to a digital first strategy and the related uncertainty as to how we will achieve the optimization, raises substantial doubt about our ability to continue as a going concern;

☐

The duration and impact of the global COVID-19 pandemic, which has disrupted the Company’s business and has adversely affected the Company’s financial condition and operating results, and may further impact our workforce and operations, the operations of our customers, and those of our respective vendors, suppliers, and partners;

☐	Our ability to successfully pivot our business to an e-commerce provider;

☐	Our efforts to renegotiate terms of our retail store leases, as well as future lease liabilities;

☐	Our ability to avoid the delisting of the Company’s common stock by Nasdaq due to the Restructuring Plan or our inability to maintain compliance with Nasdaq listing requirements;

☐

Our strategy of transitioning to generating sales from our e-commerce platform and wholesale distribution capabilities, including our ability to attract and retain employees that are instrumental to growing our online and wholesale channel businesses;

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. These statements are based upon information available to us as of the date of this Form 12b-25, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially-available relevant information. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 12b-25  might not occur, and investors are cautioned not to unduly rely upon these statements.

Forward-looking statements speak only as of the date of this Form 12b-25. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 12b-25, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 12b-25 or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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DAVIDsTEA Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2020	By	/s/ Frank Zitella
	Name:	Frank Zitella
	Title:	Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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